

# Westchester Capital
## FUNDS

### The Merger Fund VL
A Westchester Capital Fund
MERVX | CUSIP 589512102

**March 31, 2018**
**Fund AUM:  $31.8 million**

**For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.**

## INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

## INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. It may invest in other investment companies, including exchange-traded funds ("ETFs").

## FUND FACTS

| | |
|---|---|
| Inception Date | 5/24/2004 |
| Ticker | MERVX |
| Primary Prospectus Benchmark | ICE BofAML US 3M Trsy Bill TR USD |
| Morningstar Category | US Insurance Market Neutral |
| Morningstar Institutional Category | Event Driven |
| Turnover Ratio | 184% |
| Management Fee* | 1.25% |

*Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance of the Fund may be lower or higher than the performance quoted.  Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.  Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.  Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

## INVESTMENT GROWTH

Time Period: 5/25/2004 to 3/31/2018



- Merger VL
- ICE BofAML US 3M Trsy Bill TR USD
- Wilshire Liq Alt Event Driven TR USD

## RISK CHARACTERISTICS

Time Period: 4/1/2015 to 3/31/2018

| | MERVX | S&P 500 |
|---|---|---|
| 3-yr Std Dev | 2.78 | 10.26 |
| 3-yr Beta | 0.15 | 1.00 |
| 3-yr Sharpe Ratio | 0.39 | 0.99 |
| 3-yr Sortino Ratio | 0.61 | 1.78 |
| 3-yr R2 | 31.68 | 100.00 |

## TRAILING RETURNS (as of month-end)

As of Date: 3/31/2018



| | MTD | 3-month | 1-year | 3-year | 5-year | 10-year | Since Inception |
|---|---|---|---|---|---|---|---|
| Merger VL | -0.90 | 2.31 | 4.05 | 1.66 | 2.27 | 3.74 | 4.62 |
| ICE BofAML US 3M Trsy Bill TR USD | 0.14 | 0.35 | 1.11 | 0.53 | 0.34 | 0.34 | 1.30 |
| Wilshire Liq Alt Event Driven TR USD | -0.70 | 0.21 | 2.19 | 0.48 | 0.66 | 2.41 | 2.84 |

## TRAILING RETURNS (as of quarter-end)

As of Date: 3/31/2018

| | 1Q | YTD | 1 Year | 5 Years | 10 Years |
|---|---|---|---|---|---|
| Merger VL | 2.31% | 2.31% | 4.05% | 2.27% | 3.74% |
| ICE BofAML US 3M Trsy Bill TR USD | 0.35% | 0.35% | 1.11% | 0.34% | 0.34% |
| Wilshire Liq Alt Event Driven TR USD | 0.21% | 0.21% | 2.19% | 0.66% | 2.41% |



# Westchester Capital
## F U N D S

### The Merger Fund VL
A Westchester Capital Fund
MERVX | CUSIP 589512102

**March 31, 2018**

## PORTFOLIO

| | |
|---|---|
| Average position size: | 1.60% |
| Number of long positions: | 70 |
| Number of short positions: | 20 |
| Percent invested: | Fully |
| Short positions as a % of net assets: | 28.01% |

## GEOGRAPHIC ALLOCATION

| | |
|---|---|
| United States: | 69.39% |
| Europe ex-U.K.: | 18.56% |
| United Kingdom: | 7.34% |
| North America Offshore: | 3.02% |
| Asia ex-Japan: | 1.60% |
| Australia: | 0.08% |

## TOP TEN EQUITY HOLDINGS          57.66%

1.  Altaba Inc.
2.  NXP Semiconductors NV
3.  Time Warner Inc.
4.  Sky PLC
5.  Rockwell Collins, Inc.
6.  Monsanto Company
7.  Twenty-First Century Fox, Inc. Cl. B
8.  Aetna Inc.
9.  Orbital ATK, Inc.
10. Dr Pepper Snapple Group, Inc.

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



## FUND MANAGERS

ROY D. BEHREN | Began career in 1987
*Portfolio Manager since 2007*

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
*Portfolio Manager since 2007*

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

## Advantages of Investment In The Merger Fund VL

• Returns have historically had low correlation (beta) with those of the stock or bond market.

• Returns have historically been less volatile than equity markets as represented by our standard deviation.

• Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.